Exhibit 12.1
(Form 10-K)
Consolidated Ratio of Earnings to Combined Fixed Charges and Preference Dividends for Citizens Republic Bancorp, Inc.

	Year Ended December 31,
	2008		2007	2006	2005	2004

Income (loss) from continuing operations, before income tax	(322,082)		132,147	82,655	112,106	81,269

Fixed charges:
Interest on short-term borrowings	8,029		34,316	16,017	25,929	9,574
Interest on long-term debt	123,067		134,222	46,083	36,417	33,618
Estimated interest component of net rental expense	1,992		2,258	1,120	1,196	1,040

Combined fixed charges and preferred stock dividends, excluding interest on deposits	133,088		170,796	63,220	63,542	44,232

Interest on deposits	220,883		257,194	147,132	85,154	63,389

Combined fixed charges and preferred stock dividends, including interest on deposits	353,971		427,990	210,352	148,696	107,621

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	—	(a)	1.77	2.31	2.76	2.84
Including interest on deposits	0.09	(a)	1.31	1.39	1.75	1.76

(a)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $322.1 million.